Mail Stop 3561

June 22, 2007

Barry S. Rosenstein
Co-Chairman of the Board of Directors
UST Liquidating Corporation
201 Post Street, Suite 100
San Francisco, CA 94108

>    **Re:    UST Liquidating Corporation**
>    **Form 10-KSB for Fiscal Year Ended**
>    **June 30, 2006**
>    **Filed September 28, 2006**
>    **File No. 0-16011**

Dear Mr. Rosenstein:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1.  We note that the 2004 Form 10KSB includes an audit report issued by Gelfond Hochstadt Pangburn PC and the subsequent Forms 10KSB include audit reports issued by GHP Horwath PC. Please request your auditor to explain to us the circumstances of the change in the firm's name. If the change arose as the result of a merger between firms or any other change in entity, the Company must file an Item 4.01 Form 8-K reporting a change in independent accountant from Gelfond Hochstadt Pangburn to GHP Horwath.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before July 6, 2007.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3391 or Tia Jenkins at (202) 551-3871 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc:     Barry S. Rosenstein
        Phone: (212) 692-7602
        Fax: (212) 692-7695